Exhibit 99.37

Shareholders elect Renah Persofsky and Shawn Dym to Aphria’s

Board of Directors

Leamington, Ontario — October 27, 2017 — Aphria Inc. (“Aphria” or the “Company”) (TSX: APH or USOTCQB: APHQF) is pleased to announce that Renah Persofsky and Shawn Dym were elected as new directors at the Company’s annual general and special meeting held on October 25, 2017.

Ms. Persofsky is an executive consultant in the Innovation Group at CIBC. She is a widely-respected entrepreneur and strategist with a successful track record of creating 27 start-up companies and a rich history of investing in early stage companies. Ms. Persofsky serves as Board Chair for mobile on-demand senior care and child care start-up BookJane, advises award winning payment card and platform technology firm Dynamics Inc., and is a board member for retail/QSR automation software specialty firm MeazureUp Inc.

Mr. Dym is a managing director at York Plains Investment Corp., a private investment vehicle focused on maximizing absolute returns by investing in a wide array of asset classes, including successful cannabis related investments. He currently serves on the board of advisors for Green Acre Capital, Canada’s first private investment fund focused on the cannabis industry, as well as the board of directors at Wellpoint Health and Totally Green.

“We are pleased to welcome Renah and Shawn to Aphria’s Board of Directors. Together, they bring valuable capital markets and cannabis industry expertise that will be instrumental in driving Aphria’s strategic direction as a global leader in the cannabis industry. Their passion for success in growing dynamic companies will be a tremendous asset to the board,” said Vic Neufeld, Chief Executive Officer of Aphria.

About Aphria

Aphria Inc., one of Canada’s lowest cost producers, produces, supplies and sells medical cannabis. Located in Leamington, Ontario, the greenhouse capital of Canada. Aphria is truly powered by sunlight, allowing for the most natural growing conditions available. We are committed to providing pharma-grade medical cannabis, superior patient care while balancing patient economics and returns to shareholders.

For more information, visit www.Aphria.com.

For further information please contact:

Nina Godard

Edelman

Nina.godard@edelman.com

416-455-6324

Vic Neufeld

President & CEO

1-844-427-4742

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, estimated margins, expectations for future growing capacity and costs, the completion of any capital project or expansions, any commentary related to the legalization of cannabis and the timing related thereto, expectations of Health Canada approvals and expectations with respect to future production costs. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving medical cannabis or adult use of cannabis; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the medical cannabis industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.